Exhibit 21
Parent and Subsidiaries
UST Inc. is an independent corporation without a parent. It had the following significant subsidiaries as of December 31, 2005:

		Percentage of
		Ownership by
		UST Inc. or its
	Jurisdiction of	Wholly
	Incorporation	Owned
Name of Subsidiary or Affiliate	or Registration	Subsidiaries

International Wine & Spirits Ltd.	Delaware	100%
Ste. Michelle Wine Estates Ltd.	Washington	100%
U.S. Smokeless Tobacco Company	Delaware	100%
U.S. Smokeless Tobacco Manufacturing Limited Partnership	Delaware	100%
U.S. Smokeless Tobacco Brands Inc.	Delaware	100%
      Certain subsidiaries have been omitted since, if considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.
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